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COOPERATION
AS AMERICAN AS MAIN STREET
NATIONAL COOPERATIVE BANK
2001 ANNUAL REPORT

ABOUT NATIONAL COOPERATIVE BANK
National Cooperative Bank (NCB), a multifaceted financial services company, enables cooperative endeavors throughout America to grow and succeed. These businesses are large and small. They serve rural and urban communities. They affect our lives everyday. NCB helps them by crafting financial solutions tailored to their individual needs-and the needs of their members.

OUR CUSTOMER BASE
Currently owned by 1,841 of our customers, we serve not only cooperatives and their members but also entities sharing similar cooperative principles.

OUR SUCCESS
To date, NCB has provided more than $6 billion in financing. However, to measure our true success we look to what we have helped create over our two-decade history-thousands of homeownership opportunities, vital retail businesses, choices in education, quality healthcare facilities, cultural centers and much more.

OUR ORIGINS
We were created to address the financial requirements of an underserved niche-those people that join together cooperatively to meet their personal, social or business needs. Chartered by Congress in 1978, NCB was privatized in 1981 as a cooperatively owned financial institution.

CHARLES E. SNYDER
President and CEO
18 years of service
csnyder@ncb.com
(202) 336-7610

STEVEN A. BROOKNER
Chief Executive Officer, NCB, FSB
5 years of service
sbrookne@ncb.com
(202) 336-5479

PATRICK N. CONNEALY
Managing Director, Corporate Banking Group
15 years of service
pconneall@ncb.com
(202) 336-7623

CHARLES H. HACKMAN
Chief Credit Officer
17 years of service
chackman@ncb.com

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(202) 336-7657

MICHELLE FANTT HARRIS
Managing Director, Human Resources
9 months of service
mfharris@ncb.com
(202) 336-7702

MARK W. HILTZ
Chief Risk Officer
20 years of service
mhiltz@ncb.com
(202) 336-7672

DARRELL M. JOHNSON
Managing Director, Cooperative Services
9 years of service
djohnson@ncb.com
(202) 336-7631

KATHLEEN M. LUZIK
Chief Operating Officer, NCB, FSB
10 years of service
kluzik@ncb.com
(202) 336-7633

RICHARD L. REED
Chief Financial Officer
16 years of service
rreed@ncb.com
(202) 336-7661

RUSSELL J. SCHOFIELD
Managing Director, Information Technology
18 years of service
rschofield@ncb.com
(202) 336-7751

TERRY D. SIMONETTE
President, NCB Development Corporation
17 years of service
tsimonet@ncbdc.org
(202) 336-7681

INSIDE
NCB AT A GLANCE
Who we are, what we do, and how we serve our customers.

NCB FINANCIAL HIGHLIGHTS
NCB's results represented a solid improvement over 2000, with a 71% increase in net income.

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LETTER FROM THE PRESIDENT
President and CEO Charles E. Snyder discusses 2001 results, the year's accomplishments and the key components that will drive NCB's success for the coming years.

STIMULATING HOMEOWNERSHIP
Across the country, NCB has helped make homeownership a reality by meeting the needs of democratically structured housing communities.

SECURING QUALITY HEALTHCARE
For more than two decades, NCB has helped the healthcare industry grow to meet the changing needs of consumers, especially seniors.

CREATING ALTERNATIVE PUBLIC EDUCATION
The charter school movement has been creating alternative public schools for almost a decade, and NCB and its affiliate NCB Development Corporation have been there every step of the way.

STRENGTHENING NEIGHBORHOOD BUSINESSES
Over the years, NCB has strengthened America's neighborhoods by financing the growth of vital retail services, from quick service restaurants to independent grocery stores.

THE NUMBERS
The financial results are presented along with a brief narrative from Chief
Financial Officer, Richard L. Reed.

CORPORATE & CONTACT INFORMATION

NCB BOARD OF DIRECTORS

ACCOMPLISHMENTS

We service $2.5 billion in loans for the secondary market. Combined with balance sheet assets and letters of credit, NCB now manages more than $3.6 billion in assets nationwide.

We grew our deposit base by 50%, further diversifying our funding sources and lowering capital costs for our customers. In 2001, deposits at NCB, FSB reached
$223 million.

We received reaffirmation of our investment grade ratings by Moody's (Baa1) and Standard & Poor's (BBB).

We sold a total of $373 million of cooperative housing and other commercial real estate mortgages through whole loan sales, agency MBS and joint venture REMIC transactions. NCB's cooperative assets were well received by the investor community due to historically low loan-to-value ratios and stellar payment histories.

We launched a $136 million retail grocery loan program with partners, Rabobank and MBIA, Inc. The only conduit of its kind dedicated to independent grocery retailers, the program strengthens the flow of

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competitively priced capital to help grocers expand their stores and update systems.

We were chosen as a national lending partner for a number of member-driven organizations, including Ace Hardware and Yorkshire Global Restaurants (parent company of Long John Silvers and A&W Restaurants). These partnerships mean an additional 10,000 retail businesses can take advantage of our one-stop-shop for their financial services needs.

We saw a 45% jump in the number of consumers accessing our co-op apartment financing program (share loans). Loan origination through NCB, FSB grew to $110 million.

We continue to support broad based employee ownership. In 2001, NCB helped 11 companies establish Employee Stock Ownership Plans (ESOPs), with more than $29 million in financing, creating approximately 4,750 employee owners.

We completed our largest cooperative housing transaction to date, arranging
$72.5 million for a 317-unit housing cooperative in southern California. The financing was co-originated with an investor and successfully sold as part of a loan securitization in late 2001.

NCB's subsidiary Eos Financial Group, completed a $49.2 million capitalization for NPR. The funding included $37.9 million in tax-exempt bonds used to refinance the national radio organization's headquarters debt, saving more than $800,000 in interest per year. The remaining was a $11.3 million commitment to acquire a production studio in Southern California.

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
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NCB AT A       MULTI-FAMILY &      COMMERCIAL & SMALL BUSINESS      COMMUNITY             PERSONAL BANKING*
GLANCE         COMMERCIAL REAL     BANKING*                         DEVELOPMENT
               ESTATE*                                              SERVICES*
-------------------------------------------------------------------------------------------------------------
WHO WE SERVE   Housing Co-ops;     Alaska Native Corporations and   Affordable Housing    Co-op Apartment
               Condominiums and    Tribal Entities; Assisted        Communities;          Owners;
               Homeowner           Living Facilities; Continuing    Charter Schools;      Homeowners
               Associations        Care Retirement Communities;     Community-based       Association Owners
                                   Cultural Institutions; ESOPs;    Health Centers;
                                   Franchise Systems; Grocery and   Cooperatives and
                                   Hardware Retailers and           Community-based
                                   Wholesalers; Nonprofit           Organizations
                                   Healthcare Groups; Mutual
                                   Insurance Companies;
                                   Purchasing Cooperatives;
                                   Schools; Trade Associations
-------------------------------------------------------------------------------------------------------------
WHAT           Bulk Unsold         Acquisition and                  Business and          Checking
-------------------------------------------------------------------------------------------------------------

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
-------------------------------------------------------------------------------------------------------------
NCB AT A       MULTI-FAMILY &      COMMERCIAL & SMALL BUSINESS      COMMUNITY             PERSONAL BANKING*
GLANCE         COMMERCIAL REAL     BANKING*                         DEVELOPMENT
               ESTATE*                                              SERVICES*
-------------------------------------------------------------------------------------------------------------
WE OFFER       ShareLoans;         Expansion Financing;             Real Estate           Accounts;
               Commercial          Commercial Checking              Loans;                Co-op
               Mortgages; Co-op    and Savings; Equipment Loans     Commercial Checking   Apartment
               Apartment           and Leases; Financial Advisory   and Savings;          Financing (Share
               Financing (Share    Services; Information            Construction          Loans); Consumer
               Loans);             Services; Letters of Credit;     Services; Financial   Loans (Ohio
               Commercial          Lines of Credit; Bridge          and Strategic         residents only);
               Checking and        Financing; Private Placement;    Advice; Real Estate   Online and
               Savings; Lines of   Merchant Card Services;          Development           Telephone Banking
               Credit; Second      Commercial Real Estate Loans     Services; Technical   and Bill Pay;
               Mortgages; Term     (Contruction and Permanent);     Assistance;           Savings Accounts
               Loans               SBA Loans; Synthetic Leases      Traditional and       (including
                                                                    Non-traditional       Certificates of
                                                                    Lending               Deposits and
                                                                                          Money Market
                                                                                          Accounts)
-------------------------------------------------------------------------------------------------------------
WHERE TO       ncb.coop            eosfinancialgroup.com            chc.coop              ncbfsb.com
FIND US        ncbfsb.com          frandata.com                     ncbdc.org
ONLINE                             ncb.coop
                                   ncbcapital.com
                                   ncbfsb.com

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

*Products offered through NCB, FSB are FDIC-insured. NCB, FSB is an Equal
Housing Lender.

NCB FINANCIAL HIGHLIGHTS
TOTAL CAPITAL (in millions of dollars)
'01
344.7
'00
336.0
'99
239.8
'98
322.8
'97
314.4

TOTAL ASSETS (in millions of dollars)
'01
1,159
'00
1,086
'99
1,056
'98
933.4
'97

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869.3

NET INCOME (in millions of dollars)
'01
12.5
'00
7.3
'99
14.7
'98
12.6
'97
12.5

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
(in Thousands)
 For the years ended December 31,         2001           2000         1999         1998         1997
 Net interest income                 $       34,197       32,184       30,157       25,627       26,843
 Non-interest income                         21,644        9,558       15,667       14,067       14,564
 Non-interest expense                        38,353       29,329       28,565       24,770       24,065
 Net income                                  12,527        7,333       14,714       12,628       12,462
 Provision for loan losses                    3,062        3,207          909          843        3,504

 At December, 31

 Loans and leases outstanding        $      998,492      978,537      947,898      795,174      773,768
 Total capital*                             344,662      335,995      329,825      322,838      314,376
 Total assets                             1,159,444    1,086,486    1,056,510      933,415      869,304
 Allowance for loan losses to Loans             2.2%         2.2%         2.0%         2.2%         2.3%
 outstanding
 Managed assets**                         3,638,000    3,335,000    3,130,000    2,696,000    2,354,000

*capital includes members' equity and subordinated debt
**balance sheet assets combined with loans sold and serviced

LETTER FROM THE PRESIDENT
Last year challenged us as a people, and our country responded with resolve. Following the attack on our nation in September, we all witnessed countless inspirational acts as the people of the United States rallied to help one another. Never in recent memory has the cooperative impulse been more in evidence throughout the country. And so we thought it appropriate to make our report to you this year a tribute to the pervasive spirit of cooperation in American life.

As a cooperative institution serving other cooperatively structured enterprises, we help businesses and organizations central to the American dream. With our help, people realize their ambitions-of owning a home, running a neighborhood business, giving their children a good

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education, and making sure they have access to quality healthcare. Hence the title of our report: "Cooperation--As American As Main Street."

POSITIVE PERFORMANCE IN DIFFICULT TIMES
Despite the current economic slowdown, I am pleased to report that NCB and the cooperative sector are weathering the downturn very well. Cooperatives tend to provide goods and services basic to our everyday lives. They are thus less likely to participate in areas of the economy that generate excess capacity during boom years like the ones we have recently experienced.

NCB's net income for 2001 was $12.5 million, 70.8% higher than the previous year and a return to more historical income levels. Return on assets was 1.1%. Our balance sheet is very strong, with members' equity to assets at 14.0% and allowance for credit losses at 2.2% of loans and leases outstanding. The allowance, as a percentage of non-performing loans at year-end, was a very strong 390%. Our credit ratings remained stable, and our real estate servicing ratings by Fitch Ratings were reaffirmed and upgraded in 2001.

PROGRESS ON STRATEGIC INITIATIVES
We began implementation of our new strategic plan, adopted in January 2001, which calls for us to diversify our funding sources by increasing our deposit base and relying less on the capital markets. We intensified marketing efforts to sell deposits to our customers and saw them increase by 50% to $223 million. Our expectation is that deposits will continue to grow significantly over the next couple of years.

To utilize these deposits for funding, we transferred our real estate mortgage banking business to our federally chartered savings bank and renamed the company NCB, FSB. We will originate commercial real estate loans out of this subsidiary on a go-forward basis.

PRODUCT ENHANCEMENTS & INCREASED DEMAND
Commercial loans declined as the economy slowed and businesses curtailed plans for growth and expansion. However, our real estate originations more than made up for the slack, posting gains across the board, thanks largely to demand stimulated by the Federal Reserve's interest rate reductions.

Improvements in our share loan product combined with lower interest rates produced originations of $110 million, our highest level ever. Share loans enable individuals to acquire or refinance co-op apartment units. With a strong pipeline and further product improvements, we expect another record year in 2002.

We made investments in developing new products. We also enhanced our capacity to originate loans guaranteed by the Small Business Administration. This product, which provides greater flexibility and longer terms than conventional loans, has proved very popular with members of our small business cooperatives.

REACHING OUT TO NEW MARKETS
Through our Internet platform, NCB Capital, we now provide lending products over the web to small businesses. As more turn to the Internet

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to purchase services, we hope to capture an increasing share of their business by marketing our web-accessed services through affinity relationships we have with groups serving small business owners.

Eos Financial Group, the company we started a year ago to provide financial advisory services to the nonprofit sector, is meeting with success. As various nonprofits seek to obtain capital markets financing, they find it valuable to have independent financial advice from an organization similar to their own, one that is mission-driven and understands how the nonprofit world operates. Eos is proving to be adept at fulfilling this need.

MEETING IMPORTANT COMMITMENTS
In 2001, we again worked closely with our affiliate, NCB Development Corporation, to help underserved communities. We disbursed, or helped arrange for, more than $187 million in financing for low-income businesses and organizations across a broad range of markets.

In pursuit of our mission to help cooperatives compete and differentiate themselves, we became a founding member of .coop, the newest top-level domain name. Using the .coop in an online identity opens up a wealth of naming options as an alternative to what is available under the more crowded .com, .org and ..net domains.

THE YEAR AHEAD
Looking forward, we see another solid year. With low interest rates, we anticipate near record volumes for real estate originations. Because of the economic slow down, demand for commercial loans, with the exception of our SBA lending product, will likely be modest. Yet even on the commercial side, there is likely to be improvement later in the year as the economy picks up steam.

In 2001, we placed significant emphasis on loan administration and performed targeted loan reviews of portfolios we felt were at greater risk. We will continue to watch our portfolio closely and provide extra resources to monitor credit quality. Also, our thorough knowledge of cooperatives and their needs enables us to build strong relationships that will continue to help us manage risk

I would like to recognize our employees for their outstanding dedication and teamwork, which made NCB's year so successful. I have also enjoyed working closely with our Board Chair, Kirby Erickson. But most important, I would like to thank you for again choosing us. We appreciate the trust you continue to place in NCB.

Charles E. Snyder
President & CEO

HOMEOWNERSHIP
"At Greenbelt Homes, the people are the landlord. Together, they are the owners and keepers of their property. They participate in decision making. I think this is very important for Americans today. They want housing that is affordable, but they also want control over their living environment. In a housing cooperative, members have certain rights along with shared responsibility. They have a say in the decisions that affect them."

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Gretchen Overdurff, General Manager, Greenbelt Homes, Inc.

The classic American dream is to one day own a home. NCB financing has made this goal a reality for thousands of Americans at all income levels. There is no other market the bank has served longer than cooperative housing. And over the last several, NCB has added condominium and homeowner associations to its customer roster by being the first to offer financing on a national scale to meet their needs as well.

For many of us, however, the desire for homeownership goes beyond simply the acquisition of a house or an apartment we can call our own. We also want to be part of a community in which we have a voice in how things are run. Cooperatives and community associations address this need, giving residents the opportunity to help determine their own destiny. They appeal to the cooperative spirit in all of us.

GREENBELT HOMES, INC.
A cooperative of 1,600 homes on the outskirts of Washington, DC, Greenbelt Homes, Inc. (GHI) takes pride in its heritage. Its roots go back to the 1930s when the federal government created, in this Maryland suburb, one of the nation's very first planned towns. The government-owned community was designed to provide low-income rental housing and employment for families during the Great Depression. The first applicants were selected on the basis of their willingness to roll up their sleeves and build a true community.

In 1952, when the government put the Greenbelt Homes up for sale, residents responded by joining together to purchase their historic community -and convert it into a cooperative. This gave birth to what is today one of the oldest and largest housing co-ops outside of New York City.

Throughout its history, Greenbelt Homes has adhered to a tradition of self-help and giving to others. A culture of looking out for the welfare of neighbors still prevails-so much so that Greenbelt Homes is studied in the United States and abroad as a cooperative that has stood the test of time, providing affordable homes in an attractive setting while fostering opportunities for active community participation.

With any property, especially one of Greenbelt's size, there comes a time when a major sprucing-up is in order. And, in the early 1980s, the co-op looked to embark on some significant repairs and refurbishing. So GHI approached a newly christened financial institution-NCB (then called the National Consumer Cooperative Bank). NCB responded by making one of its very first loans for $13.7 million to help the co-op rehabilitate facilities with new windows, siding, insulation and an electrical upgrade.

This 1981 co-op mortgage loan to GHI led to another NCB milestone two years later. A participation in the loan was sold to another financial institution, a "first" for NCB. From that time forward, the bank would go on to pioneer the selling of co-op housing loans, primarily in the

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secondary market, to increase the pool of capital available for customer lending.

NCB--through its subsidiary NCB, FSB--has the most direct impact on homeownership through co-op apartment financing, whereby share loans are made to acquire individual co-op units. Over the years, the residents of GHI have been steady customers of NCB, FSB. As of the close of 2001, GHI residents had 230 share loans outstanding for a total of more than $7.7 million.

Greenbelt Homes is an institution--one of the cooperative community's ongoing success stories. Through a variety of products and services, NCB is helping GHI continue its legacy of making moderately priced housing available in a safe, supportive and caring environment.

CANNONGATE III
Paul Okonak, President of the Cannongate III Condominium Association, in Nashua, New Hampshire, definitely knows how to get the attention of his audience. At an open meeting of the condominium's board of directors and owners in 1995, he brought along pieces of roof shingle from the complex and showed how easy it was to crumble them in his hand. He then raised some termite-infested wood, and asked the members point-blank, "What do you want us to do?" The strategy worked. The residents began to accept the fact that their 231-unit condominium, despite its popularity and many advantages, was now 20 years old and in need of some serious attention.

The dilemma faced by Cannongate III is a common one. Facilities age and have to be repaired. Cannongate III is to be commended for taking an enlightened, proactive approach. The association embarked on an aggressive campaign to give the complex a thorough makeover.

A new roofing project was started. However, it proved to be more extensive and complicated than had been anticipated. The monies set aside in reserve were not sufficient. So in 1997 instead of special assessing its members, the condominium looked to NCB to obtain a $175,000 line of credit under NCB's community association loan program.

Three years later, it was a similar story. Replacing and repairing the condo's decks called for added expenditures. NCB was again ready to assist, enhancing the condo's credit line to provide $200,000 to help defray the cost. And, in 2001, Cannongate III was in the midst of repaving its roads when the price tag shot up. Once more, NCB was called upon, and the line of credit was amended accordingly to bring it up to $350,000.

Periodic financing from NCB is enabling Cannongate III to expedite work that has to be completed. Projects are finished on schedule, the cost is spread over time, the financial burden on the residents is less onerous, and the community's real estate values are appreciably enhanced.

NCB has been offering financing for community associations, including

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condominiums like Cannongate III, since 1995. In 2001 alone, NCB provided more than $23 million in capital improvement financing to community associations across the United States.

QUALITY HEALTHCARE
"The main reason we are in business is to provide care and services, not to make a profit. Our number-one focus is our residents and our communities. We still need to make money as a byproduct. But any excess funds that we have are plowed back into operations to enhance the quality of life of the residents we serve." Tom Becker, President and CEO, Pacific Retirement Services, Inc.

All Americans-regardless of age and income-want the security of knowing they have access to quality healthcare. This peace of mind ranks high on our list of priorities.

For more than two decades, NCB has given financial support to a vital sector of the healthcare industry--the not-for-profits and other cooperatively structured organizations. From comprehensive health systems to senior living communities, nonprofits enable citizens to have grassroots involvement in expanding their healthcare options. These companies not only answer to the dictates of the bottom-line but also to the basic needs of their constituencies and communities.

HEALTHPARTNERS, INC.
HealthPartners, Inc., a family of consumer-governed, nonprofit companies headquartered in Bloomington, Minnesota, provides healthcare services, insurance and HMO coverage to some 660,000 members. Since the early 1980s, NCB has helped finance the evolution of this multifaceted healthcare enterprise, now one of the largest in the upper Midwest.

HealthPartners grew to its present form by acquiring affiliates, adopting its current name in 1992 as a result of a major corporate realignment. Two of the companies coming under the HealthPartners umbrella at the time were NCB customers, who continued as such even after the consolidation. Group Health, Inc., among the first member-governed HMOs in the country, received one of the first healthcare loans NCB ever made: $5 million in 1981 to finance medical clinics serving communities on the periphery of St. Paul/Minneapolis. The other was Central Minnesota Group Health Plan, which had received more than $4 million in NCB financing during the 1980s and early 1990s for the construction and subsequent expansion of facilities in St. Cloud, Minnesota.

NCB's relationship with the HealthPartners family of companies continues to the present day. Altogether, NCB has provided more than $33 million in total loans and lines of credit to HealthPartners and its affiliates, helping the business grow and diversify to serve the people of the Twin Cities Metropolitan area, central Minnesota and western Wisconsin.

PACIFIC RETIREMENT SERVICES
The residents of Davis, California, were not content to lose a valuable resource. They did not want to see long-time members of the community, including many associated with the town's university, move somewhere

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else because the area lacked suitable senior living options. So they launched a grassroots effort, in conjunction with the city, to establish the first continuing care retirement community in the county. This type of retirement option combines housing choices with a continuum of healthcare and personal services aimed at keeping residents active and independent as long as possible.

The result was University Retirement Community (URC), an award-winning, $68-million campus that opened in 2000 with financing help from NCB. In addition to residential cottages and apartments, URC features assisted living facilities, a skilled nursing care center and a special care unit for Alzheimer's patients. With an affordable living component as well, there are choices for seniors at all income levels.

URC was created by Pacific Retirement Services, Inc. (PRS), a leading developer and manager of nonprofit retirement communities. URC is one of several continuing care retirement communities affiliated with PRS.

Another is Rogue Valley Manor, a 350-acre campus of apartments, cottages, amenities and healthcare facilities in Medford, Oregon, where PRS has its headquarters. URC and Rogue Valley Manor each received $10 million in NCB financing to help cover construction costs.

NCB's partnership with Pacific Retirement Services typifies its commitment to making nonprofit continuing care retirement communities an option for more and more Americans. Seniors like those in Davis, California, and Medford, Oregon, now have the choice of spending their retirement years near where they have lived, close to friends and relatives.

CONTINUING CARE
The popularity of continuing care retirement communities is growing. Currently there are more than 625,000 retirees who have selected this option. And, there undoubtedly will be more in the not-too-distant future as baby boomers move into their retirement years. One attraction of continuing care communities is their philosophy. They believe residents should be able to maintain a healthy, independent lifestyle for as long as possible. They also address a chief concern of retirees-residents want the security of knowing that, as they age and need higher levels of care, support services and living arrangements will always keep pace.

All continuing care retirement communities have three components, starting with independent living apartments and cottages for those who require little, if any, assistance. The next level of care is assisted living, for residents who need some help with the normal activities of daily living such as eating and bathing. Finally, there is around-the-clock skilled nursing care should residents need this level of support.

As nonprofit organizations look to build, expand and rehabilitate continuing care retirement communities, they need to raise significant capital. NCB is one of only a handful of financial institutions across the country that has specially targeted their needs. Not only does NCB have a combined understanding of real estate, healthcare and insurance-

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all necessary components of underwriting continuing care communities-but it also appreciates the value nonprofits bring to senior living.

America is aging. And not-for-profit organizations, directly representing the interests of their communities, answer to citizen concerns about caring for the burgeoning elderly population. At a time when much of the healthcare industry seems preoccupied with profit margins, an emphasis on quality care and enhanced options for older Americans is a worthy mission deserving of support.

PUBLIC EDUCATION
"Public charter schools allow creative, talented, dedicated people to affect the lives of kids during the main hours of the day-not just in after-school programs. This is a good change. The biggest constraint, though, is finding a building, particularly in urban settings. The ones that are available are often in incredibly terrible shape and costly to fix up."
David Domenici, Executive Director, See Forever Foundation

Public schools form the backbone of the nation's educational system. They were founded on the belief that the doors of opportunity would open to children if they were taught well and held to high standards. Yet many students do not live up to their potential in a traditional public school setting. To address their needs, the charter school movement has been creating alternative public schools for almost a decade. All along the way, NCB and its affiliate-NCB Development Corporation (NCBDC)-have served as a crucial resource, providing financing expertise and support as charter school organizers seek to find and renovate facilities.

SEE FOREVER FOUNDATION
The Maya Angelou Public Charter School (PCS), founded in 1998 by the not-for-profit See Forever Foundation, provides an alternative form of education for inner-city Washington, DC, high school students. Targeting young people who have struggled academically in the past, the school helps them turn their lives around. Many of its 70-plus students have been in the juvenile court system. Others have dropped out of their previous schools or have a history of chronic truancy. Yet the school has been able to achieve a remarkable success rate, helping more than 90 percent of its graduating students advance to college.

The school's demands are stringent. Students attend classes up to 11 hours a day year round. Full-time dormitory accommodations are provided for several students who require additional support in a highly structured setting. The curriculum mixes a study of academic core subjects-humanities, science, math--with real-world business experience. See Forever Foundation operates two nonprofit enterprises, a catering business and a computer-graphics technology center, where students are paid for their labor and learn job skills in a nurturing environment.

In its first two years of operation, Maya Angelou PCS did not have a building to call its own but occupied short-term rental space. Also, the catering operation was in a separate facility, and the students residing in dormitories were spread among three rental houses. Today all that has changed. With the help of $840,000 in mortgage financing from

NCBDC, See Forever Foundation bought and renovated a 5-story, 29,000 square-foot building-putting together under one roof the Maya Angelou PCS, the catering business, the technology center and the dormitory.

The building, which had been abandoned for five years, required months of repairs and preparation. But by the fall of 2000, Maya Angelou PCS was ready to welcome students to the new campus. And what was once a neglected neighborhood eyesore had been transformed into a center of learning for some of the city's most at-risk young people.

Besides the efficiencies and conveniences the new building has brought, there is also another benefit. The school's new home has enabled it to reach out to the community in a new way. Because of its storefront, walk-in setting, the technology center has become a magnet for parents and neighborhood residents where they can attend adult classes in computer graphics and web design taught by Maya Angelou PCS students. This service would not have been feasible in the former facilities.

ADDRESSING A NEED
The process of identifying, financing and renovating real estate space is a severe challenge for many charter school initiators. Their expertise is primarily educational innovation, not the ins-and-outs of real estate development. But with the assistance of NCBDC and NCB, many charter school operators have found the complicated task of finding and renovating facilities to be manageable.

As of the close of 2001, NCB and NCBDC together have lent more than $21 million directly to charter schools and helped them attract additional monies from foundations and other grant-making organizations. A portion of this lending activity stems from relationships NCBDC has formed with prominent management companies in the field, such as Edison Schools and Chancellor Beacon Academies, whereby NCBDC provides facilities financing to nonprofit schools managed by these organizations.

BEYOND THE DOLLARS
By publishing helpful information and aligning itself with key organizations promoting the growth of the charter school movement, NCBDC has become a nationally recognized leader on the subject of facilities financing. And customers in the charter school movement have come to value NCBDC's advice, expertise and technical assistance as much as its lending capabilities.

For instance, in partnership with the Charter Friends National Network, which supports state-level charter school initiatives, NCBDC has produced a comprehensive manual on real estate acquisition, renovation and financing now used by charter school operators throughout the country. This one-of-a-kind compendium of practical advice, titled "The Charter Schools Facilities Resource Guide on Development and Financing," takes operators step by step through the entire process of real estate development-from needs assessment and site selection to construction management and financing strategies.

NCBDC and the Charter Friends National Network also are collaborating on a new program, funded largely by the U.S. Department of Education, to provide technical assistance to grassroots organizations in Florida,

Georgia, Minnesota and Wisconsin on charter school real estate development and facilities financing.

Charter school operators like the See Forever Foundation, are bringing new vitality to the nation's public schools and expanding educational options for many young people in traditionally underserved neighborhoods. NCB and NCBDC continues to be instrumental in helping these charter school innovators obtain the building space they need to maximize their impact.

NEIGHBORHOOD BUSINESSES
"My father is from Greece. He realized the immigrant American dream. My father started out working at a donut bakery and eventually he owned one. He partnered with someone and bought a Dunkin' Donuts franchise. My brother and I took over the business in '92. We liked the challenge of taking a one-store operation and growing it as much as we could." Nick Nistazos, Dunkin' Donuts franchisee

The neighborhood coffee shop and corner grocery store are fixed in our imagination as quintessentially American institutions. A cup of coffee and a donut to jolt us awake before the work day begins is a necessity for many of us. And the ability to pop around the corner to pick up a few last-minute items for tonight's dinner is an equally cherished ritual.

Over the years, NCB has helped to preserve and strengthen these two staples of everyday life by financing the growth of small quick service restaurants and independent grocery stores. Dunkin' Donuts and Harp's Food Stores are examples. Both are members of retailer-owned cooperative wholesalers and represent the kinds of community-based entrepreneurial businesses that continue to be an NCB focus.

DUNKIN' DONUTS
The first American entrepreneur in the family was Steve Nistazos. After arriving from Greece in the 1960s, he worked as a baker, eventually saving enough money to put toward the purchase of a Dunkin' Donut franchise in Baltimore, Maryland. Seven years later, in 1992, he turned over the reins to his sons Nick and George, who had ambitious plans for expansion.

Like so many small business operators, the Nistazos brothers recognized they had to grow to remain competitive. So it was not long before they had built a Dunkin' Donuts network of nine stores in four Maryland cities and were looking to add even more stores in the future. Fueling their progress all along has been NCB. To date, the Bank has provided a total of $1.8 million in financing to help the Nistazos brothers seize opportunities to build their business.

The store additions and remodeling activity undertaken by the Nistazos enterprise mirror the larger changes occurring in the Dunkin' Donuts chain. A major corporate push is under way to update the image of all the stores and make them more retail-oriented and customer-focused. Owners are being given new tools and strategies for managing their stores more efficiently. Those with multiple locations, for example, are being encouraged to set up centralized kitchens to supply fresh product to their store network. And, like the Nistazos brothers, many have turned to NCB for help in financing.

The parent of Dunkin' Donuts-Allied Domecq Quick Service Restaurants-also owns Baskin-Robbins and Togo's Eateries. NCB is a national financing partner to all three brands, one of only three financial institutions in the country to be selected. In 2001, NCB provided a total of $28 million in financing under the program. The funds enable store owners to refinance loans, revamp older facilities, purchase real estate and open new stores.

What is good for Dunkin' Donuts is also good for its regional distribution co-ops. Dunkin' Donuts was one of the first franchises to develop purchasing co-ops to save money by buying raw food materials in bulk. The idea gave rise to large regional distribution centers for the storage, sale and delivery of just about anything the stores required-from flour and sugar to baking equipment and cooking utensils. The first distribution center was opened in 1981 to serve the Northeast. Others followed, in the Mid-Atlantic, Southeast and Midwest, each with financing help from NCB.

Through its reliance on distribution co-ops, the Dunkin' Donuts enterprise is built around the concept of cooperation and entrepreneurship. And at every stage in the evolution of this business, NCB has been of assistance. Now, in its role as national financing partner, NCB continues to be there, helping to spark growth and change throughout the Dunkin' Donuts family of stores.

HARP'S FOOD STORE
Harp's Food Stores has proved to be a classic case study in how to compete successfully against Wal-Mart, the retail world's equivalent of the 800-pound gorilla. By a shrewd mix of marketing savvy, customer service, and a thorough understanding of the predominantly small-town communities where its 42 stores are located, Arkansas-based Harp's has thrived. And it has done so even in the face of spreading competition from its powerful rival.

Obviously Harp's is doing something right. A strategy of offering quality and variety in its meat, deli and fresh produce departments combined with competitive prices is a winner, drawing repeat business from legions of faithful shoppers. Part of the appeal stems from the fact that Harp's has been family owned for most of its history and has concentrated on serving a particular region of states in America's heartland-Arkansas, Oklahoma and Missouri.

Harp's also benefits from belonging to Associated Wholesale Grocers of Kansas City, its strong retailer-owned cooperative. It was Associated Wholesale Grocers that first approached NCB about providing financing to help Harp's carry out a major strategic move in 1995. Harp's needed $58 million to purchase 10 stores. NCB contributed $17 million of its own money and assembled a group of banks to supply an additional $41 million. A portion of the proceeds was used to set up an Employee Stock Ownership Plan (ESOP) for the company.

In 2001, Harp's sought a substantial financing package, including $63 million in bank debt, to help fund growth. NCB, one of four financial institutions participating, provided $8 million. Some of the proceeds funded full participation in the company's ESOP, transforming Harp's from a family enterprise to a 100-percent employee-owned business. Also, Associated Wholesale Grocers made an equity investment, solidifying the bond between the retailer and its cooperative supplier.

In each major financing since 1995, Harp's has been careful to include NCB as a key participant. An understanding of co-ops, coupled with a depth of knowledge about the grocery business, has made NCB a valued financial partner.

THE NUMBERS
2001 FINANCIAL RELEASE
A low-interest rate environment combined with expansion of markets and products resulted in increased earnings in 2001 for NCB. Net income increased 71% to $12.5 million from $7.3 million in 2000. Assets increased to $1.2 billion from $1.1 billion one year earlier. New business volume increased 53.4% to $745 million. Deposits in NCB, FSB increased 50%. And new fee-generating products and services initiated in 2001 contributed to $12.1 million increase in non-interest income.

New business volume was particularly strong in NCB's real estate customer segments. Originations of cooperative housing, commercial real estate and community association loans increased 59% from 2000 to $424 million. Originations of cooperative apartment financings (share loans) increased 25.2% in 2001 to a record $110 million. The economic slowdown did have a negative effect on new commercial volume in 2001. New originations in NCB's commercial customer segments declined 11.7% in 2001 to $165 million compared with $187 million in 2000.

The economic slowdown also resulted in a deterioration of the credit quality of NCB's loan portfolio. NCB's provision for possible credit losses was $3.1 million in 2001 compared with $3.2 million in 2000. Non-performing loans (those loans on which NCB has discontinued the accrual of interest) amounted to 0.3% of total loans outstanding at year-end, the same level as year-end 2000. While the level of non-performing loans increased, it is well within our benchmarks and historical averages. NCB believes that our reserves are adequate to cover any future losses that may occur in the portfolio.

In 2000, NCB's Board of Directors established a new strategic plan which among other things called for a dramatic increase over the next three years in the amount of NCB funding derived from deposits. The intent of this objective is to further diversify NCB's sources of funding and reduce our overall cost of funds. As of December 31, 2001, NCB,FSB's deposits totaled $223 million, an increase of 50% from one year earlier. As a result, the percentage of NCB's funding derived from the capital markets (i.e. banks, commercial paper and privately or publicly placed long-term debt) declined to 57.4% at year-end 2001 from 62.9% at year-end 2000.

NCB's focus is to expand and improve the products and level of service we offer our customers. Increased earnings enables NCB to make new investments in products and services, and to continue to demonstrate the financial health that assures our continued access to the capital markets. Increased earnings also enable NCB to return more to its member-stockholders through our patronage refund. In September, 2002,

NCB will distribute approximately $12.6 million in patronage refunds to our member-stockholders, an increase of 43.8% over the refund distributed in 2001.

NCB is well positioned to continue to serve the needs of our members in 2002. The abbreviated financial statements found on the following pages provide further information on NCB's 2001 business volume, credit quality and earnings. For more detailed information, please review the 2001 SEC Form 10-K which is available online at www.ncb.coop or by request from NCB.

Richard L. Reed
Chief Financial Officer

CONDENSED BALANCE SHEET

 Years ended December 31,                            2001                2000
 Assets
      Cash and cash equivalents                66,487,131        $ 36,494,978
      Restricted cash                          17,874,790           3,875,549
      Investment securities
           Available-for-sale                  47,584,572          44,505,034
           Held-to-maturity                     3,620,419           2,923,694
      Loans held for sale                     176,540,933          99,077,161
      Loans and lease financing               821,950,845         879,459,566
         Less: Allowance for loan losses      (22,239,903)        (21,260,284)

         Net loans held for sale and
         loans and lease financing            976,251,875         957,276,443
      Other assets                             47,624,841          41,410,785

         Total assets                      $1,159,443,628      $1,086,486,483

 Liabilities and members' equity

      Liabilities
         Deposits                            $222,889,886        $148,960,621
         Short-term borrowings                256,553,797         269,579,985

         Long-term debt                       296,941,125         291,826,520

         Other liabilities                     34,487,085          40,644,169


         Subordinated debt                    186,451,787        182,022,4712

              Total liabilities               997,323,680         933,033,766

 Members' equity
         Common stock                         133,880,773         129,458,463
         Retained earning                      28,239,175          23,994,254

 Total members' equity                        162,119,948         153,452,717

 Total liabilities and members' equity        162,119,948         153,452,717

CONDENSED STATEMENT OF INCOME

 Years ended December 31,                           2001                 2000
 Interest income
      Loans and lease financing              $82,374,874         $ 88,422,307
      Investment securities                    2,958,222            4,813,809

          Total interest income               85,333,096           93,236,116

 Interest expense
      Deposits                                 8,090,089            6,671,325
      Short-term borrowings                   15,148,875           20,085,848
      Long-term debt, other borrowings        27,896,666           34,295,391
      and subordinated debt

         Total interest expense               51,135,630           61,052,564

      Net interest income                     34,197,466           32,183,552

 Provision for loan losses                     3,061,841            3,206,667

      Net interest income after provision
        for loan losses                       31,135,625           28,976,885

 Non-interest income
      Gain on sale of loans                    8,483,529            2,379,809
      Other                                   13,160,444            7,178,356

         Total non-interest income            21,643,973            9,558,165

 Non-interest expense
     Compensation and employee
     benefits                                 19,703,678           15,834,737
     Other                                    18,649,443           13,494,607

           Total non-interest expense         38,353,121           29,329,344

 Net income before taxes                      14,426,477            9,205,706

 Provision for income taxes                    1,899,593            1,872,767

           Net income                        $12,526,884           $7,332,939

SELECTED FINANCIAL DATA
(In Thousands)

 At December 31,                                 2001        2000        1999        1998       1997
 Balance sheet data
     Loans and leases outstanding           $ 998,492   $ 978,537   $ 947,898   $ 795,174   $773,768
     Total assets                           1,159,444   1,086,486   1,056,510     933,415    869,304
     Total capital *                          344,662     335,995     329,825     322,838    314,376
     Subordinated debt **                     182,542     182,542     182,542     182,542    182,542
     Members' equity                          162,120     153,453     147,283     140,296    131,833
     Other borrowed funds
 including deposits                           776,387     710,367     695,923     575,265    531,740

 For the years ended
 December 31,

 Statement of income data
      Total interest income                 $  85,333   $  93,236   $  79,917   $  71,187   $ 68,787

      Net interest income                      34,197      32,184      30,157      25,627     26,843
      Net income                               12,527       7,333      14,714      12,628     12,462

 Ratios
     Capital * to assets                         29.7%       30.9%       31.2%       34.6%      36.2%
     Return on average assets                     1.1%        0.7%        1.4%        1.4%       1.5%
     Return on average members' equity            7.9%        4.9%       10.1%        9.3%       9.7%
     Net yield on interest earning assets         3.1%        3.0%        3.0%        2.9%       3.3%
     Average members' equity as a
 percentage of
         Average total assets                    14.0%       13.5%       14.1%       14.8%      15.3%
         Average total loans and lease
 financing                                       15.8%       14.3%       15.8%       17.5%      17.9%
       Net average total loans and lease
 financing to average total assets               88.7%       94.4%       89.0%       84.9%      85.5%
       Net average earning assets to
 average total assets                            97.8%       99.8%       97.4%       96.0%      95.9%
       Allowance for loan losses to loans
 outstanding                                      2.2%        2.2%        2.0%        2.2%       2.3%
      Provision for loan losses to
 average loans and leases outstanding             0.3%        0.3%        0.1%        0.1%       0.5%

CONTACT INFORMATION
CORPORATE HEADQUARTERS
National Cooperative Bank
1725 Eye Street, NW, Suite 600
Washington, DC 20006
(800) 955-9622; (202) 336-7700
fax (202) 336-7622
www.ncb.coop

LOCATIONS
3000 A Street, Suite 406
Anchorage, Alaska 99501
(800) 478-0777; (907) 561-0777
fax (907) 563-4847

1333 Broadway, Suite 602
Oakland, California 94612
(510) 496-2200
fax (510) 496-0404

6 Central Row, 4th Floor
Hartford, Connecticut 06103
(800) 501-7384; (860) 297-0208
fax (860) 547-0054

250 Park Avenue, Suite 950
New York, New York 10177
(212) 808-0880
fax (212) 808-4396

139 South High Street
Hillsboro, Ohio 45133
(800) 322-1251; (937) 393-4246
fax (937) 393-4064

CORPORATE INFORMATION

ACCOUNT INFORMATION
You can view loan, stock and deposit account information in the Bank Online section at www.ncb.coop. If you have specific questions regarding your account, please contact your loan administrator.

ANNUAL MEETING
The Annual Meeting of National Cooperative Bank will be held on Thursday, April 25, 2002 at 4:30 pm at La Maison Francaise in Washington, DC

INQUIRIES
For general information on NCB, please contact the Marketing Communications Team at (202) 336-7652. or www.marcom@ncb.coop.

CORPORATE LEGAL COUNSEL
Shea & Gardner, Washington, DC

NCB ANNUAL REPORT
To receive additional copies of the annual report, please send a written request to NCB's Marketing Communications Team at our Washington, DC address or access a copy online in the publications section of www.ncb.coop.

NCBDC ANNUAL REPORT
To receive a copy of NCBDC's 2000 Annual Report, please send a written request to NCBDC Communications at its Washington, DC address or access a copy online at www.ncbdc.org.

PATRONAGE REFUND
The Patronage Refund for 2001 will be mailed to NCB members on or before September 15, 2002. For details on how NCB members can directly deposit the cash portion of their refund with NCB, FSB, call (800) 322-1251.

SUBSIDIARIES
NCB subsidiaries include: Eos Financial Group, NCB Capital Corporation, NCB Financial Corporation, Inc. and NCB, FSB.

SEC FORM 10-K
NCB's Form 10-K, filed with the U.S. Securities and Exchange Commission, is available online at www.ncb.coop or by contacting NCB's Treasury Department at
(202) 336-7660.

NCB BOARD OF DIRECTORS
NCB's Board of Directors consists of 15 individuals. Twelve are elected by NCB members and represent cooperative endeavors in industry sectors that include housing, consumer goods, low-income and consumer services, as well as other eligible cooperatives. The three remaining seats are available for appointment by the President of the United States. Presidential appointees represent small business, agencies or departments of the federal government, and entities that represent low-income areas. Currently, one seat is vacant.

HARRY J. BOWIE
President and CEO
Delta Foundation, Inc.
Greenville, Mississippi
NCB Board member since 1999*

JAMES L. BURNS, JR.
Quechee, Vermont
NCB Board member since 1996 (1)

KIRBY J. ERICKSON, CHAIR
Senior Executive
HealthPartners, Inc.
Bloomington, Minnesota
NCB Board member since 1997 (2)

LYNN MARIE HOOPINGARNER
President

Profitable Solutions Institute, Inc.
West Hollywood, California
NCB Board member since 2001 (3)

EBEN HOPSON, JR.
Executive Director
Arctic Slope Native Association
Barrow, Alaska
NCB Board member since 1999 (1)

DEAN JANEWAY
President & COO
Wakefern Food Corporation
Elizabeth, New Jersey
NCB Board member since 2001 (3)

JACKIE JENKINS-SCOTT
President & Chief Executive Officer
Dimock Community Health Center
Roxbury, Massachusetts
NCB Board member since 1997 (2)

STEPHANIE MCHENRY-LUCKY
Executive Director
Greater Cleveland Growth Association
Cleveland, Ohio
NCB Board member since 2001 (3)

MARILYN J. MCQUAIDE
Vernon, Vermont
NCB Board member since 1996 (1)

MICHAEL J. MERCER, VICE CHAIR
President & CEO
Georgia Credit Union Affiliates
Duluth, Georgia
NCB Board member since 1998 (3)

STUART M. SAFT
Chairman
Council of New York Cooperatives & Condominiums
Wolf Haldenstein Adler Freeman & Herz LLP
New York, New York
NCB Board member since 1999 (1)

SHEILA A. SMITH
President
ARC Global Technologies, Inc.
Chicago, Illinois
NCB Board member since 1995*

PETER C. YOUNG
Executive Director
Area Cooperative Educational Services

North Haven, Connecticut
NCB Board member since 1997 (2)

THOMAS K. ZAUCHA
President & CEO
National Grocers Association
Virginia, Virginia
NCB Board member since 1997 (2)

CREDITS
Project Management:  NCB Marketing Communications
Print Design and Production:  TFW Design, Inc.
Web Design:  NCB InfoTech
Writing:  Dan Crampton
Illustration:  Kevin McFaden
Board Photography:  Peter Krogh
Printing:  Smith Litho

Copyright National Cooperative Bank, 2001.